Form 12b-25

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                                FORM 12B-25
                         Commission File Number   333-64373
                        NOTIFICATION OF LATE FILING
(CHECK ONE): [   ] Form 10-K and Form 10-KSB [    ] Form 20-F [    ] Form 11-K
[ X ] Form 10-Q and Form 10-QSB           [    ] Form N-SAR
For Period Ended:  MARCH 31, 2000
                   --------------

[    ] Transition Report on Form 10-K     [    ] Transition Report on Form 10-Q

[    ] Transition Report on Form 20-F     [    ] Transition Report on Form N-SAR

[    ] Transition Report on Form 11-K
For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION
Full name of registrant  COMPUTER TECHNOLOGY ASSOCIATES, INC.

Former name, if applicable:

Address of principal executive office (STREET AND NUMBER)
                        6903 ROCKLEDGE DRIVE, SUITE 800

City, State and Zip Code BETHESDA, MD  20817


                    PART II - RULES 12B-25 (B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate.)
[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before 15{th} calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[    ] (c) The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.

                           PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.


The Company has not yet completed its ongoing negotiations with its credit provider concerning its current credit agreement. Finalization of terms is expected within the next two weeks. Material changes to this agreement could have an impact on the Company's disclosure in the liquidity section of MD&A.






                        Part IV - Other Information
(1)  Name and telephone number of person to contact in regard to this notification
     KEVIN J. KARTON
     301-581-3229
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(Name)                        (Area code and phone number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
     [ X ] Yes [   ] No
(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [   ] Yes [ X ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
COMPUTER TECHNOLOGY ASSOCIATES, INC.
               (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: May 12, 2000       By:/S/GREGORY H. WAGNER
                            --------------------
                            Gregory H. Wagner
                            Executive Vice President & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                 ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).
                           GENERAL INSTRUCTIONS
1. This form is required by Rules 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rules 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rules 13(b) or Regulation S-T.